Mail Stop 6010

May 14, 2008

Mr. Gary Pokrassa
Chief Financial Officer
701 Koehler Avenue
Ronkonkoma, New York 11779

>   **Re: Lakeland Industries, Incorporated**
>   **Form 10-K for the year ended January 31, 2008**
>   **Filed April 14, 2008**
>   **File No. 000-15535**

Dear Mr. Pokrassa:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief